July 28, 2011

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: John Reynolds

Re:	BioPower Operations Corporation (the “Company” or “our client”)
Registration Statement on Form S-1
Filed February 9, 2011
File No. 333-172139

Dear Mr. Reynolds:

BioPower Operations Corporation (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 2:30 p.m., Monday, August 1, 2011, or as soon thereafter as practicable.

In connection with our request, we acknowledge the following:

•           Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•           The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Thank you in advance for your attention to this matter.

Very truly yours,
BioPower Operations Corporation

By:	/s/ Robert Kohn
Name: Robert Kohn
Title: Chief Executive Officer

1000 Corporate Drive, Suite 200   Fort Lauderdale, FL 33334
Phone: 954.607.2800   Fax: 800.899.7114   info@biopowercorp.com   www.BioPowerCorp.com